UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2017

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated March 15, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: March 15, 2017	By:	/s/ David Schilansky
	Name	David Schilansky
	Title:	Chief Operating Officer

Exhibit 99.1

Press Release

Montrouge, France, March 15, 2017

DBV Technologies Reports

Full Year 2016 Financial Results

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT) today announced its full year 2016 results. Audit procedures on the Company’s 2016 consolidated financial statements were completed by the Company’s statutory auditors. The issuance of the audit report is pending.

Full year 2016 results

Selected financial information (IFRS consolidated financial statements)

In million euros	2015	2016
Operating income	6.2	9.1
Research and development expenses	(34.2)	(78.8)
Sales and marketing expenses	(0.5)	(11.3)
General and administrative expenses	(16.9)	(35.0)
Operating profit (loss)	(45.5)	(116.0)
Net profit (loss)	(44.7)	(114.5)
Earnings (loss) per share (in € per share)	(2.08)	(4.68)
Net cash flow used in operating activities	(26.8)	(59.5)
Net cash flow provided by financing activities	241.0	1.7
Net increase / (decrease) in cash and cash equivalents	208.9	(66.2)

Cash and cash equivalents at closing (December 31st)	323.4	256.5

Operating income for the full year of 2016 was €9.1 million, an increase of 47% compared to 2015. In 2016, income was mainly generated by the Company’s research tax credit (Crédit Impôt Recherche) and by income recognized under the May 2016 collaboration agreement with Nestlé Health Science, and more marginally, by subsidies received for research projects conducted by the Company.

Research and development expenses in 2016 were €78.8 million, an increase of 130% compared to 2015. This increase in expenditures resulted from costs associated with PEPITES, PEOPLE and REALISE Phase III trials of Viaskin Peanut, the ongoing MILES Phase I/II trial of Viaskin Milk, as well as a substantial increase in research and development personnel to support the Company’s increasing number of active development programs.

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General and administrative expenses increased to €35.0 million in 2016 from €16.9 million in 2015, an increase of 108%. This increase was primarily due to increased general and administrative headcount and professional fees for auditing, tax and legal services to support the Company’s continued growth and expanding operations.

Sales and marketing expenses were €11.3 million in 2016 compared to €0.5 million for the same period in 2015. These expenses included payroll for U.S. employees, as well as expenses related to the launch and commercialization of Viaskin Peanut in North America, if the appropriate regulatory approvals are received.

The Company’s net loss for the full year 2016 was €(114.5) million compared to €(44.7) million in 2015. The loss per share (based on the weighted average number of shares outstanding over the period) was €(4.68) and €(2.08) for 2016 and 2015, respectively.

Net cash flows used in operating activities were €(59.5) million and €(26.8) million for 2016 and 2015, respectively. The increase in 2016 resulted primarily from continued investment in the research and development activities of the Company.

Net cash flows from financing activities were €1.7 million in 2016 compared to €241.0 million in 2015 as the 2015 amount reflected the proceeds from our July 2015 follow-on offering.

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases.

DBV Technologies has global headquarters in Montrouge, France and New York, NY. Company shares are traded on segment A of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

DBV Technologies Contact

Susanna Mesa

Senior Vice President, Strategy

+1 212-271-0861

susanna.mesa@dbv-technologies.com

Media Contact

Andrea Fassacesia, Weber Shandwick

+1 212-445-8144

afassacesia@webershandwick.com

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Media Contact Europe

Caroline Carmagnol, Alize RP, Relations Presse

+33 (0)6 64 18 99 59

caroline@alizerp.com

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